FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: April 27, 2006

Exhibit 99.1

Contact:

Deborah Stapleton/Maria Riley

Stapleton Communications Inc.

650-470-0200

deb@stapleton.com

maria@stapleton.com

Vimicro Reports First Quarter 2006 Financial Results

BEIJING – April 26, 2006 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its unaudited first quarter 2006 financial results.

Net revenue in the first quarter of 2006 was $26.4 million, compared with $27.5 million in the fourth quarter of 2005 and up 70 percent from the $15.5 million reported in the first quarter of 2005.

First quarter 2006 net income prepared in accordance with generally accepted accounting principles (“GAAP”) was $3.8 million, compared with net income of $5.7 million in the fourth quarter of 2005 and net income of $1.0 million in the first quarter of 2005. Diluted earnings per ADS (each representing four ordinary shares) were $0.10, compared with $0.17 in the fourth quarter of 2005 and $0.03 in the first quarter of 2005.

Non-GAAP net income in the first quarter, which excludes a $631,000 non-cash share-based compensation charge, was $4.5 million, compared with $6.0 million in the fourth quarter of 2005 and $1.8 million in the first quarter of 2005. Fourth quarter 2005 non-GAAP net income excludes a $205,000 non-cash share-based compensation charge. Non-GAAP diluted net earnings per ADS for the first quarter of 2006 were $0.12, compared with $0.18 in the fourth quarter of 2005 and $0.06 in the first quarter of 2005.

Gross margins in the first quarter of 2006 were 38.3 percent, compared with 40.3 percent in the fourth quarter of 2005 and approximately 34.7 percent in the first quarter of 2005.

“I am very proud of the significant accomplishments we achieved in the first quarter,” said Dr. John Deng, chairman and CEO. “The first quarter was very special in two particular aspects. First, we continued to demonstrate the strength and execution capability of the Vimicro team in the last two quarters since we have been a public company. Secondly, we demonstrated our innovative leadership by successfully leveraging our mix-signal expertise and digital signal processing technology for multimedia solutions to launch new innovative products. We gained further momentum in the fast growing mobile handset multimedia market, both in China and internationally,” said Dr. Deng. “Both factors are very important for Vimicro to continue enhancing its long-term shareholder value.”

First Quarter 2006 Highlights

•	Achieved 70 percent revenue growth year-over-year. This signifies the strong execution capabilities of the Vimicro team.

•	Announced the successful launch of the Vinno Product Family, an industry-leading single-chip mixed-signal mobile multimedia processor with a high level of integration of multimedia functions. The launch was three months earlier than planned.

•	The company’s strong sales momentum and notebook multimedia processors continued to be driven by industry leaders such as SONY, Acer and Asustek.

•	Major players such as Skype, MSN and Yahoo! are pushing for video over IP, replacing traditional text communication or voice over IP. This trend will continue to increase the demand for PC multimedia processors from Vimicro.

Business Outlook

The company expects net revenue for the second quarter of 2006 to be in the range of $30.0 to $32.0 million and non-GAAP diluted net earnings per ADS to be between $0.13 and $0.15.

Conference Call

Vimicro will broadcast its conference call discussion of its first quarter fiscal year 2006 financial results today, Wednesday, April 26, 2006 at 2:00 p.m. Pacific time (5:00 p.m. Eastern time).

To listen to the call, please dial (415) 228-4973 approximately 10 minutes prior to the start time. The pass code is: Vimicro. A taped replay will be available approximately one hour after the conclusion of the call and will remain available for one week. To access the replay, dial (402) 998-0883.

The Vimicro financial results conference call will be available via a live webcast on the investor relations section of the company’s web site at www.vimicro.com. Please access the web site approximately 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay of the call will be available at the web site for one year.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as Vimicro’s strategic and operational plans, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude certain expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2006 (the last business day of first quarter 2006), which was RMB 8.0167 to US$1.00.

Vimicro International Corporation

Consolidated Balance Sheets (in thousands of USD except number of shares data)

	3/31/2006	12/31/2005
	(unaudited)	(unaudited)
Assets

Current assets:
Cash	100,235	100,610
Accounts receivable, net	3,844	4,003
Notes receivable	314	1,001
Inventories, net	23,752	21,173
Prepayments and other current assets	1,924	1,930
Deferred tax assets	3,227	2,935

Total current assets	133,296	131,652

Investment in an associated company	171	171
Property, equipment and software, net	5,290	4,960
Other assets	337	327

Total assets	139,094	137,110

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	5,116	4,228
Taxes payable	3,127	3,278
Advances from customers	268	171
Due to an associated company	65	64
Accrued expenses and other current liabilities	6,057	9,079
Deferred grants	370	895

Total current liabilities	15,003	17,715

Non-current liabilities:
Deferred tax liabilities	230	230

Total liabilities	15,233	17,945

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0001 par value. 138,606,027 shares issued and outstanding as of March 31, 2006 and December 31, 2005	14	14
Additional paid-in capital	127,450	127,502
Deferred share-based compensation	—	(682)
Accumulated other comprehensive income	832	596
Accumulated deficit	(4,435)	(8,265)

Total shareholders’ equity	123,861	119,165

Total liabilities and shareholders’ equity	139,094	137,110

Vimicro International Corporation

Consolidated Statements of Income

	06Q1	05Q4	05Q1
	(unaudited)	(unaudited)	(unaudited)
	US$’000 (except number of shares and per share data)
Net revenue	26,405	27,484	15,549
Cost of revenue	(16,297)	(16,418)	(10,154)

Gross profit	10,108	11,066	5,395

Operating expenses
Research and development, net	(3,102)	(2,661)	(1,530)
Selling and marketing	(1,440)	(1,446)	(1,100)
General and administrative	(2,135)	(1,629)	(1,629)

Income from operations	3,431	5,330	1,136

Other income (expense):
Interest income	965	426	54
Tax refund	—	3	—
Others, net	(185)	(9)	3

Income before income taxes and share of loss of associated company	4,211	5,750	1,193

Income taxes expense	(379)	(75)	(175)

Net income before share of loss of an associated company	3,832	5,675	1,018

Share of loss of associated company, net of tax	(2)	(1)	(1)

Net income	3,830	5,674	1,017

Amount allocated to participating preferred shareholders	—	(494)	(159)
Other comprehensive loss:
Foreign currency translation adjustment	236	99	2

Comprehensive income	4,066	5,279	860

Income per share
-Basic	0.03	0.05	0.01

-Diluted	0.03	0.04	0.01

Income per ADS
-Basic	0.11	0.19	0.04

-Diluted	0.10	0.17	0.03

Weighted average number of ordinary shares outstanding
-Basic	136,656,027	111,868,915	82,147,440

-Diluted	146,845,607	120,626,822	99,580,667

Weighted average number of ADS outstanding
-Basic	34,164,007	27,967,229	20,536,860

-Diluted	36,711,402	30,156,705	24,895,167

* Components of share-based employee compensation expenses are included in the following expense captions:
Research and development	(257)	(46)	(80)
Selling and marketing	(131)	(59)	(96)
General and administrative	(60)	(100)	(516)

Total	(448)	(205)	(692)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in USD thousands, unaudited)

	Three months ended March 31, 2005			Three months ended December 31, 2005			Three months ended March 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Income from operations	1,136	755	1,891	5,330	292	5,622	3,431	631	4,062

	Three months ended March 31, 2005			Three months ended December 31, 2005			Three months ended March 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,017	755	1,772	5,674	292	5,966	3,830	631	4,461

(*)	The adjustment is only for share-based compensation.